EXHIBIT 99.1

FLNG Hilli Episeyo - Closing of Post Acceptance Debt Financing

FLNG Hilli Episeyo - Closing of Post Acceptance Debt Financing

Golar LNG Limited ("Golar" or "The Company") announces today that following the June 4th announcement of commercial acceptance of Hilli Episeyo, the Company has repaid the $640 million drawn under the $700 million construction financing facility and drawn down on the post acceptance $960 million lease financing facility provided by CSSC Leasing. After the closing therefore an additional $320 million of liquidity has been received by Golar.

The net increase in liquidity to Golar after settling remaining Hilli Episeyo capital commitments as well as amounts due to minority (10.89%) shareholders Keppel and Black and Veatch as a result of the debt draw down, is expected to be approximately $200 million. This is based upon the expectation that a significant amount of the contingency fund will not be required.

The drop down of 50% of the base tolling income to Golar LNG Partners L.P. is expected to be concluded shortly. The additional added contribution of approximately $82 million in effective EBITDA* and effective EBITDA  backlog of $650million, given the 8 year contract term, will significantly strengthening the MLP's financial position and supporting the distribution going forward.

Golar CEO Iain Ross commented: "We are delighted to have closed this financing and with the support and good relationship we have with CSSC leasing. With the announcement in April of the closing of the Sergipe financing we are now in a position that all our major capital commitments are fully funded, with the only exception being the FSRU Nanook which has a 25 year charter and on which financing discussions are well advanced. In addition to being fully funded the Company's liquidity is also significantly improved."

*EBITDA: earnings before interest, tax, depreciation and amortization; is a non GAAP measure and is defined as being equivalent to revenues less operating expenses for the purposes of this press release. Golar LNG Partners does not expect to initially consolidate Golar Hilli LLC or Hilli Corp and so will reflect its share of net income on its income statement as "equity in net earnings of affiliates."

FORWARD LOOKING STATEMENTS
This press release contains certain forward-looking statements concerning future events and Golar's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  Important factors that could cause actual results to differ materially include, but are not limited to, those factors listed from time to time in the reports and other documents Golar files with the United States Securities and Exchange Commission.

New factors emerge from time to time, and it is not possible for Golar to predict all of these factors. Further, Golar cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda
June, 21 2018
Enquiries:
Golar Management Limited: + 44 207 063 7900
Stuart Buchanan